SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  LUMENIS LTD.
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                                (NAME OF ISSUER)

                                 ORDINARY SHARES
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                         (TITLE OF CLASS OF SECURITIES)

                                   M6778Q 10 5
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                                 (CUSIP NUMBER)

                                  Yoav Doppelt
 40 Einstein Street, Ramat Aviv Office Tower, 6th floor, Tel Aviv 69102, Israel.
                                 972-3-745-6000
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   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                              AND COMMUNICATIONS)

                                  June 30, 2007
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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CUSIP NO. M6778Q 10 5
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1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Ofer Hi-Tech Investments Ltd.
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC USE ONLY

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4.   Source of Funds (See Instructions)
     PF and BK
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
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                   7.   Sole Voting Power
                        60,797,791 (1)
NUMBER OF          -------------------------------------------------------------
SHARES             8.   Shared Voting Power
BENEFICIALLY            8,057,464 (2)
OWNED BY           -------------------------------------------------------------
EACH               9.   Sole Dispositive Power
REPORTING               60,797,791 (1)
PERSON WITH        -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        8,057,464 (2)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     60,797,791 (1)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     32.95% (3)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
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     (1) Includes 8,250,793 ordinary shares underlying currently exercisable warrants. See Item 5.

     (2) Represents 6,994,964 ordinary shares and 1,062,500 ordinary shares underlying currently exercisable warrants, all of which are held by the reporting person in trust for certain third parties. See Item 5.

     (3) See Item 5.

--------------------------------------------------------------------------------
CUSIP NO. M6778Q 10 5
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Ofer (Ships Holding) Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     N/A
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8.   Shared Voting Power
BENEFICIALLY            68,855,255 (1)
OWNED BY           -------------------------------------------------------------
EACH               9.   Sole Dispositive Power
REPORTING               0
PERSON WITH        -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        68,855,255 (1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     0
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     0
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

     (1) Includes (i) 6,994,964 ordinary shares that are held by Ofer Hi-Tech Investments Ltd. in trust for certain third parties and (ii) 9,313,293 ordinary shares underlying currently exercisable warrants, including 1,062,500 ordinary shares underlying currently exercisable warrants that are held by Ofer Hi-Tech Investments Ltd. in trust for certain third parties. See Item 5.

--------------------------------------------------------------------------------
CUSIP NO. M6778Q 10 5
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     L.Y.N. (Holdings) Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        373,065
NUMBER OF          -------------------------------------------------------------
SHARES             8.   Shared Voting Power
BENEFICIALLY            68,855,255 (1)
OWNED BY           -------------------------------------------------------------
EACH               9.   Sole Dispositive Power
REPORTING               373,065
PERSON WITH        -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        68,855,255 (1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     373,065
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     0.21%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

     (1) Includes (i) 6,994,964 ordinary shares that are held by Ofer Hi-Tech Investments Ltd. in trust for certain third parties and (ii) 9,313,293 ordinary shares underlying currently exercisable warrants, including 1,062,500 ordinary shares underlying currently exercisable warrants that are held by Ofer Hi-Tech Investments Ltd. in trust for certain third parties. See Item 5.

ITEM 1. SECURITY AND ISSUER.

Title of equity securities to which this report relates: Ordinary shares, par value NIS 0.1 per share of the Issuer.

Name of Issuer: Lumenis Ltd.

Address of principal executive offices of the Issuer: Yokneam Industrial Park, P.O. Box 240 Yokneam 20692, Israel

ITEM 2. IDENTITY AND BACKGROUND.

Ofer Hi-Tech Investments Ltd., an Israeli company, is a wholly-owned subsidiary of Ofer Hi-Tech Ltd., an Israeli company, which is a wholly-owned subsidiary of Ofer (Ships Holding) Ltd., an Israeli company. Ofer (Ships Holding) Ltd. is held in equal shares by Orona Investments Ltd. and L.Y.N. (Holdings) Ltd., each an Israeli company.

Orona Investments Ltd. is indirectly wholly owned by Mr. Udi Angel.

Mr. Eyal Ofer holds 95% of the issued and outstanding share capital of L.Y.N. (Holdings) Ltd.

With respect to each of Ofer Hi-Tech Investments Ltd., Ofer (Ships Holding) Ltd., Orona Investments Ltd. and L.Y.N. (Holdings) Ltd.:

     (a) State of organization: Israel.

     (b) Principal business: Ofer Hi-Tech Investments Ltd. is an investment company which invests in, among others, technology companies. The principal business of Ofer (Ships Holding) Ltd. is shipping. Orona Investments Ltd. and L.Y.N. (Holdings) Ltd. are holding and investment companies.

     (c) Address of principal office and principal business: 40 Einstein Street, Ramat Aviv Office Tower, 6th floor, Tel Aviv 69102, Israel.

     (d) No

     (e) No

With respect to each of Messrs. Eyal Ofer and Udi Angel:

     (b) Business address: 40 Einstein Street, Ramat Aviv Office Tower, 6th floor, Tel Aviv 69102, Israel.

     (c) Present principal occupation: Business person

     (d) No

     (e) No

     (f) Israel

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Ofer Hi-Tech Investments Ltd. financed the acquisition of the shares underlying this Schedule 13D that are beneficially owned by it through the use of personal funds and a bank loan (see Exhibit 2 for a summary of the material provisions of the agreement relating to such loan).

L.Y.N. (Holdings) Ltd. financed the acquisition of the shares underlying this
Schedule 13D that are beneficially owned by it through the use of personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

Except as set forth herein, the reporting persons and the other persons and entities identified in Item 2 do not have any plan or proposal which relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended. The reporting persons and the other persons and entities identified in
Item 2 may purchase (including through the exercise of warrants and options) and/or sell shares of the Issuer, either in open market or in privately negotiated transactions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) (i) Ofer Hi-Tech Investment Ltd. is the beneficial owner of 52,546,998 ordinary shares of the Issuer, representing approximately 29.65% of the issued and outstanding share capital of the Issuer. In addition, Ofer Hi-Tech Investment Ltd. holds warrants to purchase 8,250,793 ordinary shares of the Issuer, all of which are currently exercisable. If all such warrants were exercised, Ofer Hi-Tech Investment Ltd. would be the beneficial owner of an aggregate of 60,797,791 ordinary shares of the Issuer, which would represent approximately 32.95% of the issued and outstanding share capital of the Issuer.

Pursuant to a trust agreement dated as of September 30, 2006 by and between Ofer Hi-Tech Investments Ltd. and certain third parties, Ofer Hi-Tech Investments Ltd. holds in trust for the benefit of such third parties an aggregate of 6,994,964 ordinary shares of the Issuer and warrants that are currently exercisable into an aggregate of 1,062,500 ordinary shares of the Issuer. Pursuant to such trust agreement, Ofer Hi-Tech Investments Ltd. will vote and take all other actions with respect to such securities (including the sale thereof) in accordance with instructions from the third parties. In the absence of such instructions, Ofer Hi-Tech Investments Ltd. may vote and take all other actions with respect to such securities (including the sale thereof) as it sees fit in its sole and absolute discretion. A copy of such trust agreement is attached hereto as Exhibit 1.

          (ii) L.Y.N. (Holdings) Ltd. is the beneficial owner of 373,065 ordinary shares of the Issuer, representing approximately 0.21% of the issued and outstanding share capital of the Issuer.

Except for the foregoing, the reporting persons and the other persons and entities identified in Item 2 do not have any beneficial ownership in any of the Issuer's ordinary shares subject to this report, except to the extent of their respective pecuniary interest therein.

     (b) Ofer Hi-Tech Investment Ltd. has the sole power to vote and direct the vote and the sole power to dispose or to direct the disposition of the Issuer's ordinary shares referred to in the first paragraph of clause (a)(i) above.

Ofer Hi-Tech Investment Ltd. has shared voting and dispositive power with respect to the Issuer's ordinary shares referred to in the second paragraph of clause (a)(i) above.

L.Y.N. (Holdings) Ltd. has the sole power to vote and direct the vote and the sole power to dispose or to direct the disposition of all of the Issuer's ordinary shares referred to in clause (a)(ii) above.

     (c) On June 4, 2007, Ofer Hi-Tech Investment Ltd. exercised warrants to purchase an aggregate of 12,908,871 ordinary shares of the Issuer (including warrants to purchase an aggregate of 1,398,993 ordinary shares, which warrants were held by Ofer Hi-Tech Investments Ltd. in trust for the benefit of certain third parties) and L.Y.N. (Holdings) Ltd. exercised warrants to purchase 373,065 ordinary shares of the Issuer, in each case at a price per share of $1.0722.

     (d) None.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

See Item 5(a)(i) above for a summary of certain provisions of a trust agreement between Ofer Hi-Tech Investments Ltd. and certain third parties.

Except as set forth above, currently there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between any of the reporting persons or any of the other persons and entities identified in Item 2 and any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 - Trust agreement dated September 30, 2006 by and among Ofer Hi-Tech Investments Ltd. and the beneficiaries thereunder.

Exhibit 2 - Summary of material terms relating to loan extended to Ofer Hi-Tech Investment Ltd.

Exhibit 3 - Joint Filing Agreement

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth herein is true, complete and correct.


                                         Ofer Hi-Tech Investments Ltd.

                                         By: /s/ Yoav Doppelt and Avraham Levy
                                         -------------------------------------
                                         Name: Yoav Doppelt and Avraham Levy

                                         Ofer (Ships Holding) Ltd.

                                         By: /s/ Yoav Doppelt and Avraham Levy
                                         -------------------------------------
                                         Name: Yoav Doppelt and Avraham Levy

                                         L.Y.N. (Holdings) Ltd.

                                         By: /s/ Abraham Anaby
                                         ---------------------
                                         Name: Abraham Anaby

Dated: July 10, 2007